Exhibit 99.1
Perfect Corp. Completes Acquisition of Wannaby, Strengthening Market Position in Luxury Fashion Tech

New York — January 8, 2025— Perfect Corp. (NYSE: PERF), Perfect Corp., a global leader in beauty and fashion tech solutions, is pleased to announce the successful closing of its acquisition of Wannaby Inc., initially announced last month. This strategic move solidifies Perfect Corp’s position as a beauty and fashion tech leader and expands the company’s capabilities, product offerings, and customer reach.

“We’re excited to finalize this acquisition and welcome the talented Wannaby team into our organization,” said Alice Chang, CEO of Perfect Corp. “By combining our strengths and resources, we can deliver even greater value to our customers and accelerate our long-term growth strategy.”

The integration process will begin immediately, ensuring a seamless transition for existing customers and employees. Through combined expertise and complementary resources, Perfect Corp. looks forward to continuing its commitment to quality, innovation, and superior customer service.

About Perfect Corp.
Perfect Corp is a leading provider of AI and AR technology solutions for the beauty and fashion industries. The company is known for its cutting-edge virtual try-on solutions and beauty diagnostics to millions of users worldwide. Perfect Corp’s technology powers the digital transformation of global beauty brands, offering innovative tools that enhance the online shopping experience.

About Wannaby
Wannaby is a pioneer in augmented reality and computer vision technologies, specializing in virtual try-on solutions for the fashion industry. The company’s platform enables consumers to see how products like shoes and accessories look on them in real-time, revolutionizing the online shopping experience for fashion retailers around the world.

Disclaimers and Forward-Looking Statements

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy securities. This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the anticipated completion of the acquisition and its expected benefits, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Press Contact Information
Perfect Corp Media Relations:
•Tony Tsai at press@perfectcorp.com
•Website: www.perfectcorp.com

Farfetch Media Relations:
•Email: press@farfetch.com
•Website: www.farfetch.com

Perfect Corp Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations
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